Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024, or the Annual Report, including the consolidated annual financial statements as of December 31, 2022 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in the Annual Report. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

The terms “Steakholder Foods,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Steakholder Foods Ltd. and its subsidiaries, unless the context otherwise requires.

General

We are an international deep-tech food company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on alternative protein machinery production, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

We aim to provide production technology and associated supplies needed to commercially produce structured alternative protein products. To that end, we are developing three-dimensional printing capabilities that can mimic meat and seafood texture, flavor, nutritional values and more. Our initial commercial offering combines three-dimensional printers and their supplies, primarily plant-based ingredient blends for printing plant-based meat and fish analogs. So far, we have developed two main types of three-dimensional printer: (1) meat printer - a food production machine that produces meat analogs with a fibrous texture, mimicking meats such as beef, pork and chicken; and (2) fish printer – a food production machine that produces fish and seafood analogs with a flaky texture, such as fish and seafood.

During 2023, we focused our efforts on commercializing our three-dimensional printers and their ingredient blend supplies for plant-based foods initially. As a result, our first commercial offering is intended to affordably generate revenues for our partners and customers by manufacturing plant-based meat and fish analogs, which are not expected to require the lengthy regulatory processes associated with cultivated meats and other novel foods.

In addition, we are developing hybrid cultivated meat technologies to be integrated into our production processes at high throughput, once these technologies become commercially viable. We believe that the cultivated meat production processes we are developing, which are designed to offer our partners and customers an alternative to industrial slaughter, will have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In May 2022, we joined the United Nations, or UN, Global Compact initiative, committing to ten universally accepted principles in the areas of human rights, labor, environment, and anti-corruption and to act in support of the issues embodied in the UN’s Sustainable Development Goals.

In April 2023, we announced that we had printed, to our knowledge, the world’s first hybrid fish fillet, by customizing our plant-based white fish ingredient blend, combined with cultivated grouper cells.

In July 2023, we announced that we had entered into a Memorandum of Agreement for Strategic Cooperation, or MOA, with an accredited GCC-based governmental body as our strategic partner, to advance food security efforts through the application of our 3D printing technology. Commencing with an investment by the strategic partner in the construction of a pilot plant to produce printed products, the MOA eventually aims to create a first-of-its-kind large-scale production facility in the Persian Gulf region. The agreement foresees a material initial down payment to us for the procurement of at least one three-dimensional food printer, followed by a milestone-based sales and procurement plan for industrial-scale output.

In February 2024, we entered into a Cooperation Agreement, or the Cooperation Agreement, with Industrial Technology Research Institute, or ITRI, a Taiwan-based world-leading applied technology research institute, for the development and commercialization of a range of food products tailored specifically for Taiwanese cuisine. Funded by ITRI and utilizing our advanced 3D printing technology and plant-based premixes, the non-exclusive Cooperation Agreement aims to accelerate expansion across Taiwan by focusing on commercializing our products through collaborations with leading food companies in Taiwan, including selling our commercial-scale 3D printer and premixes to commercial partners.

In February 2024, we announced that we had entered into an inaugural private-sector Memorandum of Understanding, or Wyler MoU, for strategic cooperation with Wyler Farm, one of Israel’s leading alternative protein producers and its premier tofu producer. The terms of the non-binding Wyler MoU contemplate Wyler Farm acquiring one of our proprietary meat printers, along with a subscription to our software and plant-based meat ingredient blend, by early 2025.

In May 2024, we entered into a Royalties and Raw Materials Supply Agreement, or the Supply Agreement, with Wyler Farm, for commercial-scale manufacture of alternative proteins using the Company’s premixes and know-how, in exchange for royalties from sales. The Israel-exclusive Supply Agreement aims to see production of the new plant-based meat beginning in Q3 2024, and commercial revenue generation by the end of 2024. If realized, the Supply Agreement will mark the generation of the Company’s first commercial revenue, and the Company’s early transition from R&D to commercialization. As of the date of filing, we and Wyler Farm are continuing negotiations to reach a second-stage follow-on agreement.

In June 2024, we entered into a Memorandum of Agreement, or the Premazon MOU, with Premazon, a renowned frozen foods manufacturer and institutional market distributor, to introduce a new line of plant-based fish products, developed with our proprietary SH™ - Fish premix blend and commercialized via Premazon’s manufacturing capabilities and distribution network.

In June 2024, we entered into a Memorandum of Agreement, or the Sherry Herring MOU, with Sherry Herring, a highly-recognized gourmet fish delicacies brand, to unveil a new line of vegan fish salads developed with our proprietary SH™ - Fish premix blends.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE-traded foodtech companies. He is also a founding partner of BlueOcean Sustainability Fund, LLC, or BlueSoundWaves, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which has partnered with Steakholder to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, mergers and acquisitions, or M&A, transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values, from fields as diverse as tissue engineering, industrial stem cell growth, and printer and print materials development.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd., or MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., MeaTech 3D Ltd. and later Steakholder Foods Ltd. Our principal executive offices are located at 5 David Fikes St., P.O. Box 4061, Rehovot 7638205 Israel. The phone number at our principal executive offices is +972-73-332-2853.

Results of Operations

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Research and Development Expenses. Research and Development expenses decreased by 54%, from $3.6 million in the six-month period ended June 30, 2023 to $1.6 million in the six-month period ended June 30, 2024. The decrease resulted mainly from our new focus on developing novel, proprietary three-dimensional printers to print structured food, and the receipt of non-dilutive grant funding for research and development.

Marketing Expenses. Marketing expenses decreased by 56%, from $1.6 million in the six-month period ended June 30, 2023 to $0.7 million in the six-month period ended June 30, 2024. The decrease resulted mainly from decreases in public relations and manpower expenses.

General and Administrative Expenses. General and administrative expenses decreased by 9%, from $2.2 million in the six-month period ended June 30, 2023 to $2.0 million in the six-month period ended June 30, 2024. The decrease resulted mainly from decreased insurance and manpower expenses.

Financial Income, Net. Net financial income of $0.04 million was recorded in the six-month period ended June 30, 2024, compared to a net financial expense of $0.8 million in the six-month period ended June 30, 2023. The change resulted mainly from a decrease in finance expenses due to a decline in the fair value of financial assets that were remeasured periodically, as well as a reduction in foreign exchange losses.

Net loss. Net loss from continuing operations decreased by 53%, from $9.5 million in the six-month period ended June 30, 2023 to $4.4 million in the six-month period ended June 30, 2024. No net loss was recognized from discontinued operations in the six-month period ended June 30, 2024, compared to a net loss in the amount of $1.3 million that was recognized from a discontinued operation (that of Peace of Meat BV) in the six-month period ended June 30, 2023.

Liquidity and Capital Resources

As of June 30, 2024, we had $5.4 million in cash, cash equivalents and short-term bank deposits compared to $4.2 million as of December 31, 2023. The increase resulted mainly from the proceeds of a warrant exercise in the first half of 2024, offset by our ongoing operations. We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements at least until Q1 2025.

Net cash used in operating activities

For the six months ended June 30, 2024, we used cash in the amount of $4.4 million in our operating activities, compared to $7.6 million for the six months ended June 30, 2023. This decrease was primarily due to a reduction in the scope of our research and development expenses, as we shifted our focus to developing novel, proprietary three-dimensional printers for printing structured food (particularly manpower, materials, and associated costs).

Net cash used in investing activities

For the six months ended June 30, 2024, we used cash in the amount of $0.4 million in our investing activities, compared to $0.7 million for the six months ended June 30, 2023. The decrease mainly reflected a non-recurring investment in marketable securities of a related party.

Net cash provided by financing activities

For the six months ended June 30, 2024, our net cash provided by financing activities was in the amount of $6.0 million, compared to $5.8 million for the six months ended June 30, 2023. The increase resulted from proceeds of a warrant exercise.

Research and Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research and development, patents and licenses, etc.” in the Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report.

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